1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212-969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Brian B. Margolis Member of the Firm Direct Dial 212.969.3345 bmargolis@proskauer.com

March 21, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. - Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advanced Technology Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated March 13, 2007 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 4 (“Amendment No. 4”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 4, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on February 16, 2006.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 4.

John J. Reynolds, Esq. United States Securities and Exchange Commission	March 21, 2007 Page 2 of 3

  General

1.
We note the revised disclosure throughout the document that you have increased the conversion threshold from 20% to 40%. Please revise to include a separate risk factor to highlight the fact that the noted change makes your blank check company different from those currently in the market. In the proposed business section, please revise to discuss the reasons behind this change so that investors can understand the company’s position when making an investment.

The Company has revised the Registration Statement in response to this comment by adding two new risk factors on page 19 and by adding disclosure to the Proposed Business section on page 48.

2.
In the proposed business section, we note that that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revisions to your conversion threshold.

The Company has revised the Registration Statement in response to this comment by adding the first full paragraph on page 50.

3.	In the appropriate section, please revise to discuss the process, if applicable, for tendering shares when shareholders vote against a proposed business combination and elect to convert their shares.

The Company has revised the Registration Statement in response to this comment by adding the new text on page 49.

4.	Please revise to clarify how M.O.T.A, FSGL AND OLEV will be able to pay for your dissolution and liquidation since they do not have any assets besides your shares.

The Company has revised the Registration Statement in response to this comment by adding disclosure indicating that to the extent that M.O.T.A. Holdings Ltd., FSGL Holdings Ltd and OLEV Holdings Ltd are unable to advance the funds necessary for the implementation and completion of our liquidation and dissolution, and to the extent that there are not funds available outside of the trust account for such purpose, then Moshe Bar-Niv, Dr. Shuki Gleitman and Liora Lev have agreed that they will be personally liable to advance the funds necessary for the implementation and completion of our liquidation and dissolution. Please see the revised text on page 52.

United States Securities and Exchange Commission	March 21, 2007 Page 3 of 3

Risk Factors, page 12

5.
We note your response to comment one of our letter dated February 9, 2007 that the initial shareholders have agreed to advance the funds necessary. Considering the disclosure that the initial shareholders were formed solely for the purpose of holding your shares, it is not clear how they would have proceeds to repay any loans. As such, it still is not clear how you could structure a loan that would prevent a creditor from bringing a claim against the trust. We reissue the prior comment.

The Company has revised the Registration Statement in response to this comment by adding disclosure indicating that in the event that M.O.T.A Holdings Ltd., FSGL Holdings Ltd and OLEV Holdings Ltd are unable to repay such loan and to the extent that there are not funds available outside of the trust account for such purpose, then Moshe Bar-Niv, Dr. Shuki Gleitman and Liora Lev have agreed that they will be personally liable to repay such loan. Please see the revised text on pages 13 and 36.

* * * * * *

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

Enclosures

cc:           Duc Dang, Esq. (SEC)
Moshe Bar-Niv (Advanced Technology Acquisition Corp.)
Kenneth R. Koch, Esq. (Mintz Levin)